FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1—Press Release dated February 22, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: February 24, 2011

FOR IMMEDIATE RELEASE

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

FIRST QUARTER 2011 RESULTS

Revenue increased by 40.0% year-over-year, exceeding guidance

Gross profit increased by 88.9% year-over-year

BEIJING, China, February 22, 2011—China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the first quarter of fiscal year 2011 ended December 31, 2010.

First Quarter Fiscal 2011 Business and Financial Highlights:

•	Total course enrollments were 510,000, an increase of 39.7% from the first quarter of fiscal 2010.

•	Net revenues increased 40.0% over the first quarter of fiscal 2010 to US$7.8 million.

•	Gross profit increased 88.9% from the first quarter of fiscal 2010 to US$3.5 million.

•	Gross profit margin was 45.2%, compared to 33.5% in the first quarter of fiscal 2010. Non-GAAP[1] gross margin excluding share-based compensation was 50.2%, compared to 42.1% in the same period of 2010.

•	Net loss was US$1.0 million, compared to net loss of US$1.3 million in the first quarter of fiscal 2010.

•

Non-GAAP[1] net income excluding share-based compensation and a write-off arising from the purchased call option for acquisition of additional equity interest in Zhejiang Champion Xinlixiang Education Management Co., Ltd., or Champion Xinlixiang, was US$0.1 million, compared to non-GAAP[1] net loss of US$0.2 million in the first quarter of fiscal 2010.

•

Basic and diluted net loss per American Depositary Share (“ADS”) were US$0.030 compared to basic and diluted net loss per ADS of US$0.038, for the first quarter of fiscal 2010. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP[1] net income per ADS excluding share-based compensation charge and the write-off of purchased call option for acquisition of additional equity interest in Champion Xinlixiang were US$0.004, compared to basic and diluted non-GAAP[1] net loss per ADS of US$0.005, for the first quarter of fiscal 2010.

•

Deferred revenue and refundable fees balance was US$12.7 million, a 21.9% increase from the balance of US$10.4 million for the fourth quarter of fiscal 2010 and a 6.7% increase from the first quarter of fiscal 2010.

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “We are pleased to report strong results for the quarter which exceeded our own guidance, driven by the continued growth in online education services and better than expected cash collections from the sale of books and reference materials.”

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below

“We experienced steady enrollment growth across all verticals. In particular, enrollments in our self-taught higher education segment increased 167% year-over-year as we continued to expand the geographic reach of the program into more provinces. Our accounting vertical also delivered steady growth despite a soft demand environment for CPA and APQE courses, thanks to robust enrollment growth in our accounting continuous education courses.

“In addition, we experienced healthy revenue contribution from some of our newer initiatives such as our K-12 after-school tutoring courses and our business start-up training program, Yucai. Our investments in Yucai have started to pay off. In December 2010, we announced the signing of three new contracts. In addition, sizable payments have started to come in for training and services provided. We recorded some revenue for Yucai this quarter but more meaningful revenue contributions are expected in the coming quarters as we continue to prudently expand the program.

“In conclusion, we are delighted with our solid performance in the quarter and the continuing development of our newer verticals. We believe that our performance demonstrates the benefits of our unique business model which combines a robust and highly scalable IT and courseware platform with centralized processes such as marketing, distribution and student services, allowing for the rapid integration and rollout of new verticals and business lines. We strongly believe that we are well positioned to drive further growth in the years ahead and we will continue to focus on executing on our growth initiatives.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “The fiscal first quarter is traditionally our lowest revenue quarter, and we typically generate net loss in the quarter on a non-GAAP basis. However, we delivered strong financial results this quarter, thanks to a solid performance across our main business lines and growing momentum behind our newer initiatives. Effective cash collections also contributed to our healthy cash flow in the quarter. In the coming quarters, we expect to experience some inflationary impact on wages driven by macroeconomic conditions in China. Nevertheless, while we will continue to invest in the growth of our key strategic initiatives, we will continue to maintain tight cost controls.”

Fiscal First Quarter 2011 Unaudited Financial Results

Net Revenues. Total net revenues for the first quarter of fiscal 2011 were US$7.8 million, representing a year-over-year increase of 40.0% from US$5.6 million in the first quarter of fiscal 2010.

Online education services net revenues for the first quarter of fiscal 2011 were US$5.2 million, an increase of 33.0% from the first quarter of fiscal 2010. The increase was a result of increased enrollment in accounting continuous education, healthcare, self-taught higher education and construction engineering courses.

Revenue from books and reference materials increased by 184.8% to US$1.2 million for the first quarter of fiscal 2011 due to better than expected cash payment from customers. Other revenues increased 14.8% year-over-year to US$1.4 million for the fiscal first quarter of 2011 from US$1.2 million in the corresponding period of last year.

Cost of Sales. Cost of sales for the first quarter of fiscal 2011 was US$4.3 million, representing a 15.4% increase over the first quarter 2010. Excluding share-based compensation (non-GAAP1), cost of sales for the first quarter of fiscal 2011 was US$3.9 million, an increase of 20.4% over the same period last year. The increase in cost of sales was primarily due to the increased salary and related expenses, and cost of our books and reference materials due to the increase in sales.

Gross Profit and Gross Margin. Gross profit for the first quarter of fiscal 2011 was US$3.5 million, representing an 88.9% increase from US$1.9 million in the same period last year. Excluding share-based compensation, non-GAAP1 gross profit was US$3.9 million, an increase of 67.0% year-over-year. Gross margin for the first quarter of fiscal 2011 was 45.2%, compared to 33.5% in the first quarter of fiscal 2010. Excluding share-based compensation, the non-GAAP1 gross margin for the first quarter of fiscal 2011 was 50.2%, compared to 42.1% in the same period of 2010. The increase in non-GAAP1 gross margin was primarily a result of revenue contributed from business start-up training programs, increased sales of books and reference materials with relatively high margin and a relatively moderate increase in salary and related expenses compared to sales.

Operating Expenses. Total operating expenses for the first quarter of fiscal 2011 were US$5.1 million, an increase of 21.9% year-over-year and a decrease of 36.1% from the fourth quarter of fiscal 2010. Excluding share-based compensation and the write-off of purchased call option for acquisition of additional equity interest in Champion Xinlixiang (non-GAAP1), operating expenses were US$4.2 million, representing a year-over-year increase of 21.3% and a sequential decrease of 12.9% over the fourth quarter of fiscal 2010.

Selling expenses amounted to US$2.5 million for the first quarter of fiscal 2011, representing a 24.1% increase year-over-year and a 36.9% increase from the fourth quarter of fiscal 2010. Excluding share-based compensation (non-GAAP1), selling expenses were US$2.4 million, a 25.6% increase from the same period last year and a 44.3% increase from the fourth quarter of fiscal 2010 as a result of increased advertising and promotional activities, and commissions to our agents due to the increase in sales.

General and administrative expenses were US$2.3 million in the first quarter of fiscal 2011, representing a 10.2% year-over-year increase and a 37.7% sequential decrease from the fourth quarter of fiscal 2010. Excluding share-based compensation charge (non-GAAP1), general and administrative expenses were US$1.8 million, an increase of 16.1% year-over-year and a decrease of 42.5% compared to the fourth quarter of fiscal 2010. The increase in general and administrative expenses year-over-year was primarily due to the increased salary and related expenses and professional fees. And the sequential decrease was mainly due to the bad debt provision provided in the fourth quarter of fiscal 2010 for outstanding receivables according to accounting policy.

Income Tax Benefit. Income tax benefit for the first quarter of fiscal 2011 was US$0.3 million, compared with income tax benefit of US$0.8 million in the same period last year.

Net Income / Loss. Net loss was US$1.0 million for the first quarter of fiscal 2011, compared to net loss of US$1.3 million in the same period of 2010. Excluding share-based compensation and the write-off of purchased call option for acquisition of additional equity interest in Champion Xinlixiang, non-GAAP1 net income for the first quarter of fiscal 2011 was US$0.1 million, compared to non-GAAP net loss of US$0.2 million in the corresponding quarter in 2010.

Written off of purchased call option. Non-GAAP written off of purchased call option amounted to US$0.2 million for the first quarter of fiscal year 2011. We adjusted and gained 40% of the beneficial ownership interest of Champion Xinlixiang originally owned by the minority shareholders for their failure to achieve the stipulated profit target for the fiscal year 2010, pursuant to the contingent payment obligation provision in the investment agreement. As a result, Champion Xinlixiang is now our wholly owned subsidiary. Therefore, the purchased call option has been wholly written off. Such write off does not affect the company’s operating cash flow.

Operating Cash Flow. Net operating cash inflow for the first quarter of fiscal 2011 was US$1.4 million, compared to a net operating cash inflow of US$0.8 million in the same period last year, primarily due to contribution of net income before non-cash items, decrease in inventories, increase in accrued expenses and other liabilities, and deferred revenue and refundable fees, partially offset by the increase in prepayment and other current assets, and deferred cost.

Cash and Cash Equivalents, and Restricted Cash. Cash and cash equivalents, and restricted cash as of December 31, 2010 increased to US$62.8 million from US$61.7 million as of September 30, 2010 as we continued to generate cash flow from operations, partially offset by the purchase of property, plant and equipment, intangible assets, and repurchase of shares worth US$0.2 million as part of our share repurchase program.

Second Quarter Fiscal 2011 Guidance—The Company expects to generate total net revenues for the second quarter of fiscal 2011 in the range of US$8.6 million to US$9.4 million, as compared to net revenues of US$7.5 million in the second quarter of fiscal 2010. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing/Hong Kong) on February 23, 2011 to discuss its fiscal first quarter 2011 financial results and recent business activity. The conference call may be accessed by calling +1 866 519 4004 (US), 800 930 346 (Hong Kong), 800 819 0121 (China Land-line), 400 620 8038 (China Mobile), or 0 808 234 6646 (UK), pass code CDEL.

A telephone replay will be available shortly after the call until March 3, 2011 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South), or 0 800 731 7846 (UK). Pass code 40668486.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at: http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses, offline GaoKao retake courses and offline business start-up training courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the second quarter of the fiscal year 2011 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses, and the write-off of purchased call option for acquisition of additional equity interest in Champion Xinlixiang that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses and a write off arising from the purchased call option from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited	Investor Relations (HK):
Lingling Kong, IR manager	Mahmoud Siddig, Managing Director
Tel: +86-10-8231-9999 ext1805	Taylor Rafferty
Email: IR@cdeledu.com	Tel: +852 3196 3712
Email: cdel@taylor-rafferty.com

Financial Tables Follow

China Distance Education Holdings Limited

Unaudited Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2010	December 31, 2010
Assets:
Current assets:
Cash and cash equivalents	58,755	59,842
Restricted cash	2,906	2,935
Accounts receivable, net of allowance for doubtful accounts of US$2,236 and US$2,259 as of September 30, 2010 and December 31, 2010, respectively	6,917	7,124
Inventories	599	556
Prepayment and other current assets	2,310	3,102
Deferred tax assets, current portion	1,016	1,035
Deferred cost	1,596	1,917

Total current assets	74,099	76,511

Non-current assets:
Property, plant and equipment, net	8,804	8,745
Goodwill	7,788	7,774
Other intangible assets, net	3,100	3,066
Purchased call option	1,283	1,094
Deposit for purchase of non-current assets	—	9
Deferred tax assets, non-current portion	17	76
Other non-current assets	744	886

Total non-current assets	21,736	21,650

Total assets	95,835	98,161

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$6,016 and US$6,695 as of September 30, 2010 and December 31, 2010, respectively)	6,661	7,278
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,664 and US$1,546 as of September 30, 2010 and December 31, 2010, respectively)	1,733	1,097
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$8,854 and US$10,787 as of September 30, 2010 and December 31, 2010, respectively)	8,854	10,787
Refundable fees (including refundable fee of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,564 and US$1,910 as of September 30, 2010 and December 31, 2010, respectively)	1,564	1,910

Total current liabilities	18,812	21,072

Total liabilities	18,812	21,072

Commitments and contingencies	—	—

Equity:
China Distance Education Holdings Limited shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2010 and December 31 2010, respectively; Authorized—480,000,000 shares at September 30, 2010 and December 31 2010; Issued and outstanding—136,932,849 and 136,932,049 shares at September 30, 2010 and December 31 2010, respectively)	14	14
Additional paid-in capital	79,075	80,873
Accumulated other comprehensive income	2,399	2,729
Cumulative deficits	(6,502)	(7,544)

Total China Distance Education Holdings Limited shareholders’ equity	74,986	76,072

Noncontrolling interest	2,037	1,017

Total equity	77,023	77,089

Total liabilities and equity	95,835	98,161

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2009	2010
Sales, net of business tax, value-added tax and related surcharges:
Online education services	3,918	5,208
Books and reference materials	409	1,165
Others	1,248	1,434

Total net revenues	5,575	7,807

Cost of sales
Cost of services	(3,456)	(3,737)
Cost of tangible goods sold	(253)	(544)

Total cost of sales	(3,709)	(4,281)

Gross profit	1,866	3,526

Operating expenses
Selling expenses	(2,028)	(2,517)
General and administrative expenses	(2,121)	(2,337)
Written off of purchased call option	—	(202)

Total operating expenses	(4,149)	(5,056)
Other operating income	—	9
Other expense	(73)	(75)

Operating loss	(2,356)	(1,596)

Interest income	113	149
Exchange loss	(4)	(24)

Loss before income taxes	(2,247)	(1,471)
Income tax benefit	771	294

Net loss	(1,476)	(1,177)
Less: Net loss attributable to noncontrolling interest	149	135

Net loss attributable to China Distance Education Holdings Limited	(1,327)	(1,042)

Net loss per share:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic	(0.010)	(0.008)
Diluted	(0.010)	(0.008)

Net loss per ADS:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic	(0.038)	(0.030)
Diluted	(0.038)	(0.030)

Weighted average shares used in calculating net loss per share:
Basic	138,764,746	136,901,041
Diluted	138,764,746	136,901,041

China Distance Education Holdings Limited

Unaudited Reconciliation of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2009	2010

Cost of sales	3,709	4,281
Share-based compensation expense in cost of sales	483	397
Non-GAAP cost of sales	3,226	3,884

Selling expenses	2,028	2,517
Share-based compensation expense in selling expenses	132	135
Non-GAAP selling expenses	1,896	2,382

General and administrative expenses	2,121	2,337
Share-based compensation expense in general and administrative expenses	542	503
Non-GAAP general and administrative expenses	1,579	1,834

Gross profit	1,866	3,526
Share-based compensation expenses	483	397
Non-GAAP gross profit	2,349	3,923

Gross profit margin	33.5%	45.2%
Non-GAAP gross profit margin	42.1%	50.2%

Operating loss	(2,356)	(1,596)
Share-based compensation expenses	1,157	1,035
Written off of purchased call option	—	202
Non-GAAP operating loss	(1,199)	(359)

Operating margin	(42.3%)	(20.4%)
Non-GAAP operating margin	(21.5%)	(4.6%)

Net loss	(1,327)	(1,042)
Share-based compensation expenses	1,157	1,035
Written off of purchased call option (net, tax effect US$51)	—	151
Non-GAAP net income (loss)	(170)	144

Net loss margin	(23.8%)	(13.3%)
Non-GAAP net income (loss) margin	(3.0%)	1.8%

Net loss per share—basic	(0.010)	(0.008)
Net loss per share—diluted	(0.010)	(0.008)
Non-GAAP net income (loss) per share—basic	(0.001)	0.001
Non-GAAP net income (loss) per share—diluted	(0.001)	0.001

Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.038)	(0.030)
Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.038)	(0.030)
Non-GAAP net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.005)	0.004
Non-GAAP net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.005)	0.004

Weighted average shares used in calculating basic net loss per share	138,764,746	136,901,041
Weighted average shares used in calculating diluted net loss per share	138,764,746	136,901,041
Weighted average shares used in calculating basic non-GAAP net income (loss) per share	138,764,746	136,901,041
Weighted average shares used in calculating diluted non-GAAP net income (loss) per share	138,764,746	136,989,839

Note 1: Each ADS represents four ordinary shares